

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

7 March 2005




05006493

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Recurrent Related Party Transactions of a Revenue or Trading Nature for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 3/17



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **07/03/2005 04:53:24 PM**
Submitted by **RESORTS WORLD** on **07/03/2005 05:41:48 PM**
Reference No **RW-050307-0D41B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RWB"OR THE "COMPANY")
RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

1. **INTRODUCTION**

The Board of Directors of RWB wishes to announce that RWB and/or its subsidiaries ("RWB Group" or the "Group") had entered or will enter into recurrent related party transactions of a revenue or trading nature, which are necessary for its day-to-day operations with certain related parties of RWB ("Recurrent Transactions").

2. **DETAILS OF THE RECURRENT TRANSACTIONS**

RWB is principally involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment whilst the principal activities of its subsidiaries include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services. The principal activities of its associated companies include cruise and cruise related operations and provision of information technology related services.

RWB Group in the ordinary course of business enter into recurrent related party transactions of a revenue or trading nature, which are necessary for the day-to-day operations with certain related parties of RWB. Such Recurrent Transactions have been carried out or will be carried out on an arm's length basis and on commercial terms which are not more favourable to the related parties than those generally available to the public and which will not be detrimental to the minority shareholders of the Company. The Recurrent Transactions are disclosed in Table 1.

3. **FINANCIAL EFFECTS OF THE RECURRENT TRANSACTIONS**

The Recurrent Transactions will not have any effect on the issued and paid-up share capital and substantial shareholders' shareholdings of RWB, and is not expected to have a material effect on the net tangible assets per share and earnings per share of the RWB Group.

4. **DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS**

The interests of the Directors of RWB and its subsidiaries in the Recurrent Transactions are set out in Table 1. Save as disclosed in Table 1 and as far as the Directors are aware, none of the other Directors or major shareholders of RWB or persons connected to them has any interest, direct or indirect, in the Recurrent Transactions.

5. **DIRECTORS' RECOMMENDATION**

The Directors, after due consideration of all aspects of the Recurrent Transactions, are of the opinion that the Recurrent Transactions are in the best interests of the Company.

Yours sincerely
RESORTS WORLD BHD

Tan Wooi Meng
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



2005 recurrent.doc

Details of Recurrent Related Party Transactions are as follows:-

Table 1

Item No	Resorts World Bhd ("RWB") &/or its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated Value for 2005 / Contract Value (RM'000)
1.	RWB & its subsidiaries	Genting Berhad ("GB") & its subsidiaries	GB owns 56.79% equity interest in RWB. Genting (Labuan) Limited ("GLL") is a wholly-owned subsidiary of GB. GHR Risk Management (Labuan) Limited ("GHRRM") is a wholly-owned subsidiary of RWB. Tan Sri Lim Kok Thay - Chairman, president and chief executive, shareholder and share option holder of both GB and RWB. Tun Mohammed Hanif bin Omar - Deputy Chairman, shareholder and share option holder of both GB and RWB. Mr Quah Chek Tin - Executive Director, shareholder and share option holder of GB. - Executive Director and chief operating officer and shareholder of RWB. - Director of both GLL and GHRRM. Mr Justin Tan Wah Joo - Share option holder of GB. - Executive Director and share option holder of RWB. Tan Sri Dr Lin See Yan - Director of both GB and RWB.	Provision to RWB Group of shared services in relation to tax, treasury, internal audit, corporate affairs, secretarial and human resources by GB. Provision by RWB of shared services in relation to purchasing and accounts payable functions to GB and its subsidiaries. Provision of services by GLL to GHRRM to facilitate reinsurance business.	4,000 300 3

Item No	Resorts World Bhd ("RWB") &/or its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated Value for 2005 / Contract Value (RM'000)
2.	RWB and its subsidiaries	E-Genting Holdings Sdn Bhd ("EGHSB") and its subsidiaries ("E-Genting Group")	GB owns 80% equity interest in EGHSB and RWB owns 20% equity interest in EGHSB. E-Genting Sdn Bhd ("EGSB") is a wholly-owned subsidiary of EGHSB. Genting Information Knowledge Enterprise Sdn Bhd ("GIKE") is a wholly-owned subsidiary of EGHSB. RWB's Directors' interests in GB as disclosed in (1) above. Mr Justin Tan Wah Joo - Director of EGHSB, EGSB and GIKE. Ms Chiew Sow Lin - Director of EGHSB, EGSB and GIKE. - Shareholder of RWB. - Shareholder and share option holder of GB.	Provision of software development, information technology implementation and other related services to RWB by E-Genting Group. Provision of information technology technical support services by E-Genting Group at the Genting Highlands Resort owned by RWB for a period of 3 years from year 2005.	20,000 10,000
3.	RWB	Genting Sanyen Industrial Paper Sdn Bhd ("GSIP")	GSIP is a 97.7% indirectly owned subsidiary of GB. RWB's Directors' interests in GB as disclosed in (1) above. Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman - Director of both RWB and GSIP.	Supply by GSIP of paper boxes to RWB's food and beverage outlets.	75
4.	Resorts World Tours Sdn Bhd ("RWT")	GB and its subsidiaries	RWT is a wholly-owned subsidiary of RWB. RWB's Directors' interests in GB as disclosed in (1) above. Ms Chiew Sow Lin - Shareholder and share option holder of GB. - Director of RWT. - Shareholder of RWB.	Sale of air tickets and provision of limousine services by RWT to GB and its subsidiaries.	1,400

Item No	Resorts World Bhd ("RWB") &/or its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated Value for 2005 / Contract Value (RM'000)
5.	RWB	Oakwood Sdn Bhd ("Oakwood")	Oakwood is a wholly owned subsidiary of GB. RWB's Directors' interests in GB as disclosed in (1) above. Mr Quah Chek Tin - Director of Oakwood Ms Chiew Sow Lin - Director of Oakwood - Shareholder of RWB - Shareholder and share option holder of GB	Rental by RWB of office space inclusive of service charges at Wisma Genting and extension of services connected to the rental of office space from Oakwood. Rental is for another 3 years commencing 1/1/2005 to 31/12/2007.	9,700
				Total value of transactions with GB Group	**45,478**

Item No	Resorts World Bhd ("RWB") &/or its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated Value for 2005 / Contract Value (RM'000)
6.	RWB and its subsidiaries	Star Cruises Administrative Services Sdn Bhd ("SCASSB") Star Cruises Management Limited ("SCM") Star Cruise (C) Limited ("SC(C)") Genting WorldCard Services Sdn Bhd ("GWSSB")	RWT is a wholly-owned subsidiary of RWB. SCASSB, SCM and SC(C) are wholly-owned subsidiaries of Star Cruises Limited ("SCL"), an associated company of RWB. GWSSB is a wholly owned subsidiary of EGHSB. Tan Sri Lim Kok Thay - Chairman, president and chief executive officer, shareholder and share option holder of shares in SCL; has a deemed interest in the units of the Golden Hope Unit Trust ("GHUT") of which Golden Hope Limited ("GHL") is acting as its trustee by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. He is also a director of GHL and Joondalup Limited. GHL as trustee of the GHUT together with Joondalup Limited, which is wholly-owned by GHL as trustee of GHUT, hold 50% of the shares in GHL. - Chairman, president and chief executive, shareholder and share option holder of RWB. Mr Justin Tan Wah Joo - Shareholder and share option holder of SCL. - Executive director and share option holder of RWB.	Sale of air tickets, limousine & chartered bus services by RWT to SCASSB. The arrangement of joint promotion and marketing programmes and reciprocal recognition of customer loyalty cards pursuant to the agreement entered into between RWB and SCM and the Addendum 1 of the agreement entered into between RWB, SCM, SC(C) and GWSSB. The value of the transactions cannot be determined due to the nature of the arrangement.	3,600
			Total value of transactions with SCL Group		**3,600**

Item No	Resorts World Bhd ("RWB") &/or its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated Value for 2005 / Contract Value (RM'000)
7.	RWB and its subsidiaries	Genting Centre of Excellence Sdn Bhd ("GCE")	GCE is a 70% owned subsidiary of RWB. Tan Sri Alwi Jantan - Executive director, shareholder and share option holder of RWB. - Director and shareholder of GCE.	Provision of training services by GCE	1,800
				Total value of transactions with GCE	**1,800**
8.	RWB	Oriregal Creations Sdn Bhd ("OCSB")	Puan Sri Lim (nee Lee) Kim Hua - Mother of Tan Sri Lim Kok Thay. - Director and shareholder of OCSB. Tan Sri Lim Kok Thay - Chairman, president and chief executive, shareholder and share option holder of RWB. - A son of Puan Sri Lim (nee Lee) Kim Hua.	Rental payable by OCSB to RWB for premises at Genting Highlands Resort.	1,300
				Total value of transactions with OCSB	**1,300**